THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Milwaukee, Wisconsin

and

GENERAL RE LIFE CORPORATION

Stamford, Connecticut

Gen Re

CONTENTS

Section 1	Currency	1

2	Administration and Expenses	1

3	Claims	1

4	Error and Oversight	3

5	Offset	3

6	Inspection of Records	4

7	Insolvency of NML	4

8	Arbitration	4

9	Premium Taxes	5

10	Changes in Circumstances of Pool Reinsurer	5

11	Choice of Law	5

12	Assignment and Transfer	6

13	Publication Prohibited	6

14	Severability	6

15	Execution, Duration, and Termination of Agreement	7

16	DAC Tax	7

17	Entire Agreement	8

This Agreement by and between The Northwestern Mutual Life Insurance Company, Milwaukee, Wisconsin (“NML”) and General Re Life Corporation, Stamford, Connecticut (“Reinsurer”) is effective for applications signed on or after March 31, 2013.

Any applicable distribution of the pooling is set forth in Exhibit A.

NML and Reinsurer agree as follows:

1.	Currency

1.1    All amounts reinsured under this Agreement and all payments by NML and Pool Reinsurer shall be in United States dollars.

2.	Administration and Expenses

2.1    NML will self-administer all reinsurance provided under this Agreement by providing: (a) a monthly accounting statement indicating the net amount of reinsurance premium due; (b) a monthly policy exhibit indicating the amounts of reinsurance in force at the beginning and end of the month and the interim changes except for Excess policies; (c) monthly records of reinsured policies in force, as well as new issues, terminations, and other changes except for Excess policies; and (d) monthly summaries and records of statutory reserves on reinsured policies.

2.2    Upon request, NML will furnish Reinsurer with specimen copies of its application and policy forms, and such tables of rates and values as are reasonably required for proper administration of the business reinsured under this Agreement.

2.3    NML shall bear the expense of all medical examinations, inspection fees, commissions, and other charges incurred in connection with the issuance and maintenance of its policies reinsured under this Agreement.

3.	Claims

3.1    NML shall give Reinsurer prompt notice of each claim submitted on a policy reinsured under this Agreement. Claim proofs accepted by NML will be deemed accepted by and binding upon Reinsurer. In administering claims on policies reinsured under this Agreement, NML shall employ its customary practices and procedures. Reinsurer will abide by all claim payments and settlements of NML. Upon request, NML will give Reinsurer copies of proofs and other documents bearing on a claim.

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3.2    Reinsurer shall pay its respective share of each claim (including interest, if any) in one lump sum, regardless of the method of settlement employed by NML under its reinsured policy. Reinsurer’s share shall be due within twenty (20) days of receipt by the Reinsurer of notification by NML that the claim has been settled.

3.3    Reinsurer shall pay its respective share of such interest as is credited or paid by NML on the principal amount of a claim, provided that such amount is required by law, the policy or NML Company policy.

3.4    In the event of adjustment by NML in the amount of any claim due to misstatement of age or sex of the insured, reinsurance under this Agreement will be recalculated as of the original policy date based upon the correct age and sex, and reinsurance premiums shall be adjusted retroactively to reflect the correct age and sex. Pool Reinsurers will then participate in the adjusted claim amount, each in the same share as it held before discovery of the misstatement.

3.5    In the event of misstatement of tobacco habits, NML shall have sole authority to rescind the policy or to adjust the policy premium or benefits accordingly. In the event the policy premium is adjusted, reinsurance premiums shall be retroactively adjusted accordingly; and Reinsurer shall pay its respective share of the net settlement made by NML. In the event of rescission, NML shall recover from Pool Reinsurer all net reinsurance premiums on the policy rescinded.

3.6    NML and Reinsurer shall bear, according to their share of the risk on the affected policy, related claims expenses incurred in connection with settling claims, including, by way of description only and not limited to, fees and expenses of third parties utilized by NML in connection with claims investigation and litigation (including litigation concerning policy rescission), but not including overhead expenses and compensation of NML’s or any subsidiary or affiliate’s salaried officers and employees allocated to regular claim procedures, and not including expenses resulting from disputes over the entitlement of beneficiaries to proceeds NML admits are payable. NML may request Reinsurer to pay its share of expenses on a periodic basis before a case is finally resolved.

3.7    NML shall not be required to notify Reinsurer of its intention to contest a claim or assert defenses to a claim under a policy reinsured under this Agreement. Reinsurer

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shall pay their respective shares of the costs of any such contest or defense, including their shares of any costs of a rescission action, but Reinsurer shall not be liable for any extra-contractual damages, exemplary, compensatory or punitive, awarded under statute or otherwise as a result of NML’s actions.

3.8    In the event of a rescission, NML shall recover from Reinsurer all reinsurance premiums, net of allowances, on the policy rescinded.

3.9    Reinsurer shall pay NML the Survivorship Waiver Benefit risk amount, also known as Death Waiver Benefit, which is calculated as the present value of the future premiums expected to be waived as a result of the first death of an insured life.

4.	Error and Oversight

4.1    If, through unintentional error, oversight, omission, or misunderstanding (collectively referred to as “errors”), Reinsurer or NML fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each will be restored to the position it would have occupied if the error had not occurred, including the effect of the time value of money, using the 13-week U.S. Treasury Bill rate or such other rate to which the parties may agree.

4.2    If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to fashion a prompt resolution to the situation created by the error that is fair and reasonable and most closely approximates the intent of the parties as evidenced by this Agreement. However, Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of this Agreement. If either party discovers that NML has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, Reinsurer may require NML to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future.

5.	Offset

5.1    Any amount which either NML or any Reinsurer is obligated to pay the other under this Agreement may be paid net of any amount then due and unpaid by the other under this or any other reinsurance agreement between them.

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6.	Inspection of Records

6.1    At any reasonable time during normal business hours and upon prior reasonable written notice, Reinsurer may inspect, at its own expense, at the Home Office of NML, all existing records of applications for policies reinsured under this Agreement and any and all administration records pertaining to reinsurance under this Agreement.

6.2    At any reasonable time during normal business hours and upon prior reasonable written notice, NML may inspect, at its own expense, at the Home Office of any one or more Reinsurer, the Rensurer’s records pertaining to reinsurance under this Agreement including claims, underwriting, transaction reporting, and in-force listings, but not including any materials both related to pricing and considered confidential or proprietary by the Reinsurer.

7.	Insolvency of NML

7.1    In the event of the insolvency of NML, the reinsurance under this Agreement will be payable by Reinsurer directly to NML or its liquidator, receiver or statutory successor, on the basis of the liability of NML under the policy or policies reinsured, without diminution because of the insolvency of NML. It is agreed, however, that the liquidator, receiver or statutory successor of the insolvent NML shall give written notice to each Reinsurer of the pendency of a claim against the insolvent NML on a policy reinsured under this Agreement within a reasonable time after such claim is filed in the insolvency proceedings and that during the pendency of such claim Reinsurer may investigate such claim and interpose, in the proceeding where such claim is to be adjudicated, any defense which they or it may deem available to NML or its liquidator, receiver or statutory successor. The expense thus incurred by Reinsurer shall be chargeable, subject to court approval, against the insolvent NML as part of the expense of liquidation or receivership to the extent that any benefit accrues to the insolvent NML as a result of the defense undertaken by the Reinsurer.

8.	Arbitration

8.1    The parties agree to act in all dealings with the highest good faith; however, if NML and Pool Reinsurers, or any of them, cannot mutually resolve a dispute which arises out of, or relates to this Agreement, the dispute shall be decided through final and binding arbitration in accordance with the Arbitration Rules attached as Exhibit C. The parties agree that the threshold question of whether an issue is arbitrable shall be decided by the arbitrators, not a court, and said question shall also be subject to the final and binding arbitration provisions set

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forth in this Agreement. The arbitrators shall base their decision on the terms and conditions of this Agreement, and on applicable law, but may also refer, as necessary to decide the matter, to the course of dealings between the parties and the customs and practices of the insurance and reinsurance industries. Notwithstanding the foregoing, this section shall not apply to any action in which one party seeks injunctive relief or any other form of equitable remedy.

8.2    The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. §§ 1 et seq.), including amendments and successors to that Act. In the event that any party to a dispute refuses to submit to arbitration as required by Section 8.1, the other party to the dispute may request the United States District Court for the Eastern District of Wisconsin to compel arbitration in accordance with the Federal Arbitration Act. NML and Reinsurer hereby consent to the jurisdiction of such court to enforce this Section 8 and to confirm and enforce the performance of any arbitration award obtained hereunder.

8.3    In any dispute between NML and Reinsurer which involves more than one reinsurance agreement between NML and Reinsurer, the parties agree that the arbitration provision in the reinsurance agreement with the most recent effective date, not including any amendment, shall govern the arbitration.

8.4    Notwithstanding anything in this Agreement to the contrary, however, Reinsurer may not require arbitration of a dispute under this Agreement if NML has been made the subject of delinquency proceedings under Chapter 645 of the Wisconsin Statutes.

9.	Premium Taxes

9.1    Reinsurer will not reimburse NML for premium taxes.

10.	Changes in Circumstances of Reinsurer

10.1    In view of the importance of financially sound reinsurers to the financial security of NML’s policyholders, NML and Pool Reinsurer agree to the information, security, transfer of risk, and other provisions set forth in attached Exhibit E, Changes in Circumstances of Reinsurer.

11.	Choice of Law

11.1    This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Wisconsin, without giving effect to the choice-of-law principles of such state.

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12.	Assignment and Transfer

12.1    This Agreement may not be assigned or transferred by NML without the prior written consent of Reinsurer; and this Agreement, any rights or duties under this Agreement, or any reinsurance under this Agreement may not be sold, assigned, or transferred in any manner by Reinsurer without the prior written consent of NML. Included among the transfers prohibited by this provision are bulk transfers of the reinsurance under this Agreement without NML’s prior consent, but this provision shall not be interpreted to prohibit retrocessions made in the ordinary course of business by Reinsurer, it being understood that all retrocessions are governed by Exhibit E.

13.	Publication Prohibited

13.1    Reinsurer shall not publish (whether orally or in writing) or otherwise use its reinsurance relationships with NML in connection with its direct insurance operations, if any; provided, however, that Pool Reinsurer may disclose its reinsurance relationships with NML, and facts pertinent thereto, to, inter alia, regulatory authorities, outside auditors, and in material filed with regulatory authorities as required by law.

13.2    NML shall not publish (whether orally or in writing) or otherwise use its reinsurance relationships with Reinsurer in connection with product marketing; provided, however, that NML may disclose its reinsurance relationship with Reinsurer, and the facts pertinent thereto, to, inter alia, regulatory authorities, outside auditors, and in material filed with regulatory authorities as required by law.

14.	Severability

14.1    If any provision of this Agreement is found by a court of competent jurisdiction to violate any applicable law, statute, or regulation, such provision shall be deemed void and unenforceable. However, the parties shall abide by the remainder of this Agreement in accordance with its terms.

14.2    If the operation of any provision of Exhibit E of this Agreement is determined, by any regulatory authority having jurisdiction, to foreclose NML from taking credit on its annual statement for reinsurance ceded under this Agreement, NML may at its election declare such provision to be null and void as to one or more Pool Reinsurers, whereupon it shall be so, the parties to abide by the remainder of this Agreement in accordance with its terms.

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15.	Execution, Duration, and Termination of Agreement

15.1    This Reinsurance Pool Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

15.2    This Agreement shall be of unlimited duration. It may be amended at any time as to all parties upon written agreement of all parties; it may be amended at any time as to NML and Reinsurer upon written agreement, signed by NML and the Reinsurer. In addition to termination rights afforded by Exhibit E, this Agreement may be terminated as to Reinsurer, for purposes of new business only, upon one hundred twenty (120) days prior written notice to NML, by Reinsurer; and it may be terminated by NML as to Reinsurer, upon one hundred and twenty (120) days prior written notice to Reinsurer; however, termination by NML or Reinsurer under this Section 15.2, but not Exhibit E, may not occur sooner than September 30, 2014. In any case of termination under this Section 15.2, however, the terminating or terminated Reinsurer shall continue to accept reinsurance during the notice period, and shall remain liable on all existing reinsurance effected under this Agreement, in accordance with this Agreement, until such existing reinsurance under this Agreement ceases.

16.	DAC Tax

16.1    NML and Reinsurer represents and warrants that it is subject to taxation under subchapter L or subpart F of part III of subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”).

16.2    NML and Reinsurer (for purposes of this section each, singularly, a “party” and collectively, the “parties”) agree and elect as follows pursuant to Section 1.848-2 (g)(8) of the Income Tax Regulations issued December 29, 1992 under Section 848 of the Code (“Regulations”):

16.2.1    The party with a positive net consideration for the Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to the Agreement without regard to the general deductions limitation of Section 848 (c)(1) of the Code.

16.2.2    For purposes of this section, “consideration” shall be determined in accordance with Section 1.848-2(f) of the Regulations.

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16.2.3    The parties agree to exchange information pertaining to the amount of net consideration under the Agreement to effect this election and to ensure consistency in the computation of net consideration.

16.2.4    NML will submit a Schedule to Reinsurer by April 1 of each year of its calculation of the net consideration under the Agreement for the preceding calendar year. Reinsurer may contest the calculation of net consideration by submitting an alternative to NML in writing within sixty (60) days of receipt of the Schedule. If Reinsurer does not do so, the amounts shown on the Schedule shall be presumed, conclusively, to be correct. If Reinsurer does contest the calculation of net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of submission by Pool Reinsurer, of this alternative calculation. Each party shall then report the amount agreed upon on its respective tax return for the preceding calendar year.

16.2.5    This election shall be effective for all taxable years for which the Agreement remains in effect.

17.	Entire Agreement

17.1    This Agreement, including the Exhibits, constitutes the entire agreement between NML and Reinsurer with respect to the business that is the subject of this Agreement, and there are no understandings between the parties with respect to the business reinsured under this Agreement, other than as expressed in this Agreement. NML and Reinsurer acknowledge that this Agreement is subject to any applicable confidentiality agreements separately entered into by the parties.

17.2    The parties have negotiated this Agreement and agree that it should not be construed against either party as the drafter of this Agreement.

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This Agreement is executed in duplicate by NML and Reinsurer by their respective officers duly authorized to do so on the date below.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY		GENERAL RE LIFE CORPORATION

By:	/s/ Jason T. Klawon	By:	/s/ James M. Greenwood

Name:	Jason T. Klawonn	Name:	James M. Greenwood

Title:	Vice President Actuary	Title:	Senior Vice President

By:	/s/ J. Wesley Warren	By:	/s/ Kathleen Goldbach

Name:	J. Wesley Warren	Name:	Kathleen Goldbach

Title:	Asst. Gen. Counsel & Asst. Sect.	Title:	Second Vice President

Date Signed:	12-9-13	Date Signed:	December 23, 2013

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